                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.    2  )*
                                         ------

                     Xionics Document Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                00984-12-X1
                     ----------------------------------
                              (CUSIP Number)


--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hambro International Venture Fund II, L.P.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     0 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            781,977 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.4%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

       PN

-------------------------------------------------------------------------------

                               Page 2 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     HIV-GEN Incorporated

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     New York

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     0 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            781,977 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.4%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

       PN

-------------------------------------------------------------------------------


                               Page 3 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles L. Dimmler, III

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     3,804 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  3,804 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            785,781 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.4%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               Page 4 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Edwin A. Goodman

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     35,619 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  35,619 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            817,596 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.6%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               Page 5 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Arthur C. Spinner

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     0 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  0 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            781,977 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.4%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               Page 6 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William J. Geary

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     9,834 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  9,834 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            791,811 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.5%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               Page 7 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alexander R. Hambro

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     3,000 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  3,000 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            784,977 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.4%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------


                               Page 8 of 16 pages

CUSIP No. 00984-12-X1
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard A. D'Amore

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States

-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     52,730 Shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     781,977 Shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  52,730 Shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  781,977
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
            834,707 Shares
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

       6.8%

-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
       IN
-------------------------------------------------------------------------------



                               Page 9 of 16 pages

         NOTE: This Statement on Schedule 13G is being filed on behalf of
(i) Hambro International Venture Fund II, L.P., a Delaware limited partnership; (ii) Hiv-Gen Incorporated, a New York corporation; (iii) Richard
A. D'Amore; (iv) Edwin A. Goodman; (v) Arthur C. Spinner; (vi) Charles L. Dimmler, III; (vii) William J. Geary; and (viii) Alexander R. Hambro.

Item 1(a).      NAME OF ISSUER:  Xionics Document Technologies, Inc.

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                510 East 73rd Street, New York, NY  10021.

             ITEM 2(a)                           ITEM 2(b)                           ITEM 2(c)
             ---------                           ---------                           ---------
                                                                                CITIZENSHIP OR PLACE
       NAME OF PERSON FILING                      ADDRESS                        OF ORGANIZATION
       ---------------------                      -------                       --------------------

Hambro International Venture Fund    Hambro International Equity                      Delaware
     II, L.P., a Delaware Limited       Partners
     Partnership ("HIVF")            650 Madison Avenue
                                     New York, NY  10022

Hiv-Gen Incorporated, a general      Hambro International Equity                      New York
     partner of HIVF                    Partners
     ("Hiv-Gen")                     650 Madison Avenue
                                     New York, NY  10022

Edwin A. Goodman, a general          Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022

Arthur C. Spinner, a general         Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022

Richard A. D'Amore, a general        Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022

Charles L. Dimmler, III, a general   Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022

William J. Geary, a general          Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022

Alexander R. Hambro, a general       Hambro International Equity                   United States
     partner of HIVF                    Partners
                                     650 Madison Avenue
                                     New York, NY  10022


Item 2(d).      TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value.

Item 2(e).      CUSIP NUMBER:  000984-12-X1


                              Page 10 of 16 pages

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

         (b) / /  Bank as defined in Section 3(a)(6) of the Act.

         (c) / /  Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

         (e) / /  An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.

         None of the above.

Item 4.         OWNERSHIP.

         (a) Amount Beneficially Owned: As of December 31, 1998, each of the following is the owner of record of the number of shares of Common Stock set forth next to his, her or its name:

                  HIVF:                              781,977 shares
                  HIV-Gen:                                 0 shares
                  Mr. Goodman:                        35,619 shares
                  Mr. Spinner:                             0 shares
                  Mr. D'Amore:                        52,730 shares
                  Mr. Dimmler:                         3,804 shares
                  Mr. Geary:                           9,834 shares
                  Mr. Hambro:                          3,000 shares


         Additionally, in their capacities as individual general partners of HIVF, each of Hiv-Gen, Messrs. Goodman, Spinner, Dimmler, Geary and Hambro may be deemed to own beneficially an aggregate of 781,977 shares of Common Stock as of December 31, 1998. In addition to his beneficial ownership of the shares of HIVF, Mr. Dimmler is the owner of record of 3,804 shares. As a result, Mr. Dimmler may be deemed to beneficially own 785,781 shares of Common Stock as of December 31, 1998. In addition to his beneficial ownership of the shares of HIVF, Mr. Goodman is the owner of record of 35,619 shares. As a result, Mr. Goodman may be deemed to beneficially own 817,596 shares of Common Stock as of December 31, 1998. In addition to his beneficial ownership of the shares of HIVF, Mr. Geary is the owner of record of 9,834 shares. As a result, Mr. Geary may be deemed to beneficially own 791,811 shares of Common Stock as of December 31, 1998. In addition to his beneficial ownership of the shares of HIVF, Mr. Hambro is the owner of record of 3,000 shares. As a result, Mr. Hambro may be deemed to beneficially own 784,977 shares of Common Stock as of December 31, 1998. In addition to his beneficial ownership of the shares of HIVF, Mr. D'Amore is the owner of record of 52,730 shares. As a result, Mr. D'Amore may be deemed to beneficially own 834,707 shares of Common Stock as of December 31, 1998.



                              Page 11 of 16 pages

                (b) Percent of Class:

                    HIVF:                               6.4%
                    HIV-Gen:                            6.4%
                    Mr. Goodman:                        6.6%
                    Mr. Spinner:                        6.4%
                    Mr. D'Amore:                        6.8%
                    Mr. Dimmler:                        6.4%
                    Mr. Geary:                          6.5%
                    Mr. Hambro:                         6.4%


                The foregoing percentages are calculated based on the 12,216,822 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Xionics Document Technologies, Inc. for the quarter ended September 30, 1998.


                (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                               HIVF:                          0 shares
                               HIV-Gen:                       0 shares
                               Mr. Goodman:              35,619 shares
                               Mr. Spinner:                   0 shares
                               Mr. D'Amore:              52,730 shares
                               Mr. Dimmler:               3,804 shares
                               Mr. Geary:                 9,834 shares
                               Mr. Hambro:                3,000 shares


                  (ii) shared power to vote or to direct the vote:

                               HIVF:                     781,977 shares
                               HIV-Gen:                  781,977 shares
                               Mr. Goodman:              781,977 shares
                               Mr. Spinner:              781,977 shares
                               Mr. D'Amore:              781,977 shares
                               Mr. Dimmler:              781,977 shares
                               Mr. Geary:                781,977 shares
                               Mr. Hambro:               781,977 shares


                  (iii) sole power to dispose or to direct the disposition of:

                               HIVF :                         0 shares
                               HIV-Gen:                       0 shares
                               Mr. Goodman:              35,619 shares
                               Mr. Spinner:                   0 shares
                               Mr. D'Amore:              52,730 shares
                               Mr. Dimmler:               3,804 shares
                               Mr. Geary:                 9,834 shares
                               Mr. Hambro:                3,000 shares



                              Page 12 of 16 pages

                  (iv) shared power to dispose or to direct the disposition of:

                              HIVF:                       781,977  shares
                              HIV-Gen:                    781,977  shares
                              Mr. Goodman:                781,977  shares
                              Mr. Spinner:                781,977  shares
                              Mr. D'Amore:                781,977  shares
                              Mr. Dimmler:                781,977  shares
                              Mr. Geary:                  781,977  shares
                              Mr. Hambro:                 781,977  shares


                Each of HIVF, Hiv-Gen, Messrs. Goodman, Spinner, D'Amore, Dimmler, Geary and Hambro expressly disclaims beneficial ownership of any shares of Common Stock of Xionics Document Technologies, Inc., except any shares held directly of record.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable. HIVF, Hiv-Gen, Messrs. Goodman, Spinner, D'Amore, Dimmler, Geary and Hambro expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

Item 10.        CERTIFICATION.

                Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


                              Page 13 of 16 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 to the
Schedule 13G filed on February 13, 1997 for Xionics Document Technologies, Inc.


Dated:   June 24, 1999

HAMBRO INTERNATIONAL VENTURE FUND II, L.P.

By:            *
   -------------------------------
       General Partner


HIV-GEN INCORPORATED

By:            *
   -------------------------------
       David Barnett
       President

               *
----------------------------------
Edwin A. Goodman


               *
----------------------------------
Arthur C. Spinner


               *
----------------------------------
Richard A. D'Amore


               *
----------------------------------
Charles L. Dimmler, III


               *
----------------------------------
William J. Geary

               *
----------------------------------
Alexander R. Hambro

                                             *By: /s/ Edwin A. Goodman
                                                 -------------------------
                                                 Edwin A. Goodman
                                                 Attorney-in-fact

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* This Schedule 13G was executed by Edwin A. Goodman pursuant to Powers of Attorney as filed as Exhibit 2 to the Schedule 13G filed on February 13, 1997 for Xionics Document Technologies, Inc., which Power of Attorney is incorporated herein by reference and copy of which is attached hereto as Exhibit 2.



                              Page 14 of 16 pages

                                                                       Exhibit 1


                            JOINT FILING AGREEMENT OF
        HAMBRO INTERNATIONAL VENTURE FUND II L.P., HIV-GEN INCORPORATED,
                      EDWIN A. GOODMAN, ARTHUR C. SPINNER,
                  RICHARD A. D'AMORE, CHARLES L. DIMMLER, III,
                    WILLIAM J. GEARY AND ALEXANDER R. HAMBRO



         The undersigned hereby agree that the Schedule 13G with respect to the securities of Xionics Document Technologies, Inc., dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 24, 1999

HAMBRO INTERNATIONAL VENTURE FUND II, L.P.


By:      *
   ---------------------
     General Partner

HIV-GEN INCORPORATED


By:      *
   ---------------------
     David Barnett
     President


/s/ Edwin A. Goodman
------------------------------
Edwin A. Goodman

        *
------------------------------
Arthur C. Spinner

        *
------------------------------
Richard A. D'Amore

        *
------------------------------
Charles L. Dimmler, III

        *
------------------------------
William J. Geary

        *
------------------------------
Alexander R. Hambro

                              *By:   /s/ Edwin A. Goodman
                                     ---------------------------
                                     Edwin A. Goodman
                                     Attorney-in-fact

--------
* This Schedule 13G was executed by Edwin A. Goodman pursuant to Powers of Attorney as filed as Exhibit 2 to the Schedule 13G filed on February 13, 1997 for Xionics Document Technologies, Inc., which Power of Attorney is incorporated herein by reference and copy of which is attached hereto as Exhibit 2.



                              Page 15 of 16 pages

                                                                       Exhibit 2


                                POWER OF ATTORNEY



         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Edwin A. Goodman and Lisa C. Torch, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual or in his or her capacity as a general partner of, or an officer of a general partner of, Hambro International Ventures Fund `85, L.P., Hambro International Venture Fund II, L.P. and Hambro International Venture Fund Offshore II, L.P., pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereto.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 1997.


                              *By:   /s/ Edwin A. Goodman
                                     ---------------------------
                                     Edwin A. Goodman

                                     /s/ Arthur C. Spinner
                                     ---------------------------
                                     Arthur C. Spinner

                                     /s/ Richard A. D'Amore
                                     ---------------------------
                                     Richard A. D'Amore

                                     /s/ Charles L. Dimmler, III
                                     ---------------------------
                                     Charles L. Dimmler, III

                                     /s/ William J. Geary
                                     ---------------------------
                                     William J. Geary

                                     /s/ Alexander R. Hambro
                                     ---------------------------
                                     Alexander R. Hambro




                              Page 16 of 16 pages